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                       SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, DC 20549

                                   FORM 12b-25

                                                Commission File Number 0-18222

NOTIFICATION OF LATE FILING

(Check One):
/X/ Form 10-K
/ / Form 11-K
/ / Form 20-F
/ / Form 10-Q
/ / Form N-SAR

For Period Ended:  September 30, 1998
                   ------------------

/ / Transition Report on Form 10-K
/ / Transition Report on Form 10-Q
/ / Transition Report on Form 20-F
/ / Transition Report on Form N-SAR
/ / Transition Report on Form 11-K

For the Transition Period Ended:


Read attached instruction sheet
before preparing form.  Please
print or type.

Nothing in this form shall be
construed to imply that the
Commission has verified any
information contained
herein.

If the notification relates
to a portion of the filing
checked above, identify the
item(s) to which the notification
relates:________________________

PART I
REGISTRANT INFORMATION

Full name of registrant      Rica Foods, Inc.
                             ------------------------------

Former name if applicable    Costa Rica International, Inc.
                             ------------------------------

Address of principal executive office (Street and number)

                             Suite 507
                             ------------------------------
                             95 Merrick Way
                             ------------------------------

City, state and zip code     Coral Gables, Florida   33134
                             ------------------------------

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PART II
RULE 12b-25 (b) AND  (c)

If the subject report could not be
filed without unreasonable effort or
expense and the registrant seeks
relief pursuant to Rule 12b-25(b),
the following should be completed.
(Check appropriate box.)

/x/    (a) The reasons described in reasonable
detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/x/    (b) The subject annual report, semi-annual report,
transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following prescribed due date; and

/ /    (c) The accountant's statement or other
exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The company recently obtained the approval of a majority of its shareholders to acquire the remainder of the outstanding capital stock of its subsidiary, Corporacion As de Oros, S.A. ("As de Oros"). As a result of the imminent acquisition and need to disclose material information concerning the operations and facilities of As de Oros, the time required by the Company and its accountants, Arthur Andersen LLP, to prepare the Annual Report on Form 10-K has been greater than anticipated. The registrant could not expedite this process without unreasonable effort or expense. It intends to file the Form 10-K within 15 calendar days of its due date.

PART IV
OTHER INFORMATION

(1)  Name and telephone number of person to
contact in regard to this notification

     Randall Piedra
     95 Merrick Way
     Suite 507
     Coral Gables, Florida   33134
     305-476-1757, 476-1760

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities
Exchange Act of 1934 or Section 30 of the
Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is not, identify report(s).

              /X/ Yes     / / No

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(3)  Is it anticipated that any significant
change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

              / / Yes     /X/ No


If so:  attach an explanation of the
anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Rica Foods, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                          Rica Foods, Inc.

Date:  December 29, 1998  By: /s/ Calixto Chaves Zamora
                              ------------------------------------
                              Chairman and Chief Executive Officer